UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 3)




                         SJNB Financial Corporation
                          (Name of Issuer)

                    Common Stock, $0.01 par value
                    (Title of Class of Securities)

                              784273-10-4
                           (CUSIP Number)

                          Charles J. Moore
                           The Banc Funds
                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          January 6, 2000
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP No.  784273-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2                                                     Check the  Appropriate Box
                                                      If A  Member  of a  Group*
                                                      (A) [ ]` (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      18,004 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         18,004 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    18,004 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.5%

14  Type of Reporting Person*
    PN

CUSIP No.  784273-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2                                                     Check the  Appropriate Box
                                                      If A  Member  of a  Group*
                                                      (A) [ ] (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      55,187 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         55,187 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    55,187 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.54%

14  Type of Reporting Person*
    PN

CUSIP No.  784273-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2                                                     Check the  Appropriate Box
                                                      If A  Member  of a  Group*
                                                      (A) [ ] (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      21,806 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         21,806 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    21,806 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.6%

14  Type of Reporting Person*
    PN

CUSIP No.  784273-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2                                                     Check the  Appropriate Box
                                                      If A  Member  of a  Group*
                                                      (A) [ ] (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      73,336 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         73,336 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    73,336 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.0%

14  Type of Reporting Person*
    PN

CUSIP No.  784273-10-4


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund V L.P.


2                                                     Check the  Appropriate Box
                                                      If A  Member  of a  Group*
                                                      (A) [ ] (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      47,281 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         47,281 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    47,281 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.3%

14  Type of Reporting Person*
    PN

This Amendment No. 3 amends and supplements the Amendment No. 2 filed on June 11, 1999 (collectively the "Schedule 13D") by the entities included in Item 2(a), with respect to the Common Stock, $0.01 par value ("Common Stock"), of SJNB Financial Corporation ("SJNB"). The address of the principal executive offices of SJNB is One N. Market St., San Jose, CA 95113. The purpose of this Amendment is to report a decrease in ownership of more than 1% in the percentage of the outstanding Common Stock of SJNB.

Item 2.   Identity and Background

  (a) This statement is filed by Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, Banc Fund IV Trust ("T IV"), and Banc Fund V L.P. ("BF V"), an Illinois Limited Partnership. The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (i) The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. The general partner of BF V is MidBanc V L.P. ("MidBanc V"), whose principal business is to be a general partner of BF V. MidBanc III, IV, and V are Illinois limited partnerships.

  (ii) The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. The general partner of MidBanc V is The Banc Funds Company, L.L.C., Inc. ("Management V"), whose principal business is to be a general partner of MidBanc V. Management III, IV, and V are Illinois corporations.

  (iii) The executive officers and directors of Management III, IV, and V are the same and are composed of:

     Name and                                       Offices in
Present Principal                                   Management
    Occupation                                    III, IV and V
-----------------                                ----------------

Joan W. Moore                                        Secretary
Member, The Banc Funds                              and Director
Company, L.L.C. ("TBFC")

Charles J. Moore                                President, Treasurer,
Manager, BF III, T III,                             and Director
BF IV, T IV, and BF V

  (iv) The sole stockholder of Management III, IV, and V is TBFC, an Illinois limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF III, BF IV, BF V, T III, and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management III, IV, and V, and therefore each of the Partnership entities directly and indirectly controlled by each of Management III, IV, and V.

  (v) The investment manager of T III, and T IV is TBFC under an Investment Management Agreement with each Trust. Charles J. Moore, as portfolio manager for T III, and T IV, has voting and dispositive power over the issuer's securities held by such trusts.

  (b) and (c) The address of the principal business and principal office of BF III, T III, BF IV, T IV, BF V, MidBanc III, MidBanc IV, MidBanc V, Management III, Management IV, Management V, and TBFC and the business address of each of the persons named in paragraph (a)(iii) is 208 S.
LaSalle Street, Chicago, IL 60604.

  (d) and (e) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the persons named in paragraphs (a)(iv) and (vi) is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $4,970,701 from the capital of the Funds has been used in making purchases of 215,614 shares of Common Stock of SJNB.


Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of SJNB reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of SJNB or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.


Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 215,614 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 6.01% of the Common Stock of SJNB outstanding as of January 6, 2000. Of said shares, 18,004 shares of Common Stock are beneficially owned by BF III (0.5% of the outstanding shares), while 55,187 shares of Common Stock are beneficially owned by T III (1.54% of the outstanding shares), while 21,806 shares of Common Stock are beneficially owned by BF IV (0.6% of the outstanding shares), 73,336 shares of Common Stock are beneficially owned by T IV (2.0% of the outstanding shares, and 47,281 shares of common stock are beneficially owned by BF V (1.3% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of SJNB are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above.

  (c) On January 6, 2000, SJNB completed the acquisition of Saratoga Bancorp which caused an increase in shares outstanding which caused the Funds' ownership of shares of Common Stock of SJNB to decrease by more than 1% of the current outstanding shares. The Funds have purchased and sold Common Stock on the open market as described in the table below:

              Dollar         Number    Cost per
Date          Amount       of Shares     Share
----         -------       ---------     ------


BF V Purchases:

11/22/99   40,950.00         1,200      34.125
01/05/00  140,324.25         4,818      29.125
01/11/00  150,597.00         5,193      29.000
01/18/00   94,496.25         3,345      28.250



Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None

Item 7.  Material to be filed as exhibits.

                          None

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2000


BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By The Banc Funds Company, L.L.C.,
   Owner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANK FUND III TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By The Banc Funds Company, L.L.C.,
   Owner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President

BANC FUND V L.P.
By MIDBANC V L.P.,
   general partner
By The Banc Funds Company, L.L.C.,
   Its general partner
By The Banc Funds Company, L.L.C.,
   Owner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President